Press Release

Loncor Gold Announces Upsize of the Brokered Private Placement for Gross Proceeds of

up to C$8.0 Million

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR
DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

Toronto, Canada - May 7, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: LN; OTCQX: LONCF; FSE: LO5) is pleased to announce that, as a result of strong investor demand, the Company has increased the size of its previously announced "best efforts" private placement (the "Marketed Offering") from aggregate gross proceeds of up to C$5,000,000 to aggregate gross proceeds of up to C$8,000,000. The upsized Marketed Offering is comprised of the sale of up to 14,545,455 units of the Company (the "Units") at a price of C$0.55 per Unit (the "Offering Price").

Each Unit will consist of one common share of the Company and one-half of one common share purchase warrant of the Company (each whole warrant, a "Warrant"). Each whole Warrant shall entitle the holder to purchase one common share of the Company at a price of C$0.80 at any time on or before that date which is 36 months after the Closing Date (as herein defined).

Red Cloud Securities Inc. (the "Agent") is acting as sole agent and bookrunner under the Offering (as defined below). The Agent will have an option, exercisable in full or in part, up to 48 hours prior to the Closing Date, to sell up to an additional 2,545,455 Units at the Offering Price for up to an additional C$1,400,000 in gross proceeds (the "Agent's Option", and together with the Marketed Offering, the "Offering").

Subject to compliance with applicable regulatory requirements and in accordance with National Instrument 45-106 - Prospectus Exemptions ("NI 45-106"), the Units will be offered for sale to purchasers in the provinces of Alberta, British Columbia, Manitoba, Ontario and Saskatchewan pursuant to the listed issuer financing exemption under Part 5A of NI 45-106. The securities underlying the Units are expected to be immediately freely tradeable under applicable Canadian securities legislation if sold to purchasers resident in Canada. The Units may also be sold in offshore jurisdictions and in the United States on a private placement basis pursuant to one or more exemptions from the registration requirements of the United States Securities Act of 1933 (the "U.S. Securities Act"), as amended.

The Company intends to use the net proceeds of the Offering for the continued exploration and advancement of the Company's Imbo Project located in the Ngayu Greenstone Belt in the northeast of the Democratic Republic of the Congo, as well as for general corporate purposes.

The Offering is scheduled to close on May 23, 2025 or such other date as the Company and the Agent may agree (the "Closing Date"). Completion of the Offering is subject to certain conditions including, but not limited to the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.

An amended and restated offering document related to the amended Offering can be accessed under the Company's profile at www.sedarplus.ca and on the Company's website at www.loncor.com. Prospective investors should read this amended and restated offering document before making an investment decision.

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act, as amended, or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC"). The Loncor team has over two decades of experience of operating in the DRC. Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.67% of these resources being attributable to Loncor. Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates and exploration and development plans) are forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the Offering, the anticipated closing date of the Offering, the intended use of proceeds of the Offering, approval of the Toronto Stock Exchange and the filing of the offering document. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to complete the Offering, the need to satisfy regulatory and legal requirements with respect to the Offering, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that drilling programs will be delayed, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:
John Barker, CEO, +44 7547 159 521
Arnold Kondrat, Executive Chairman, +1 416 366 7300